# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APPIAN CORP, CIK 0001441683
CUSIP: 03782L101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7950 JONES BRANCH DRIVE, 7950 JONES BRANCH DRIVE, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 05/02/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-006869
Filed by CIK 0001609074

## Reporting persons
- HAWK RIDGE CAPITAL MANAGEMENT LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); shared voting power 2,089,421; aggregate amount beneficially owned 2,089,421 (4.9% of the class)

## Item 1. Issuer
Name of issuer: APPIAN CORP
Address of issuer's principal executive offices: 7950 JONES BRANCH DRIVE, 7950 JONES BRANCH DRIVE, MCLEAN, VIRGINIA, 22102

## Item 2. Person Filing
Name of person filing:
Hawk Ridge Capital Management LP
Hawk Ridge Management LLC
Hawk Ridge Capital Management GP LLC
David Brown
Address of principal business office or, if none, residence: 12121 Wilshire Blvd. Suite 900, Los Angeles CA 90025
Citizenship:
Hawk Ridge Capital Management LP - Delaware
Hawk Ridge Management LLC - Delaware
Hawk Ridge Capital Management GP LLC - Delaware
David Brown - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Percent of class: 4.9
Sole power to dispose or to direct the disposition: 2,089,421

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HAWK RIDGE CAPITAL MANAGEMENT LP: Justine Leung, CCO / GC (09/30/2024)